

December 6, 2022

Bill Korn
Chief Financial Officer
CareCloud, Inc.
7 Clyde Rd.
Somerset, NJ 08873

      **Re:  CareCloud, Inc.**
          **Form 10-K for the Year Ended December 31, 2021**
          **Form 10-Q for the Period Ended September 30, 2022**
          **File No. 001-36529**

Dear Bill Korn:

      We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Period Ended September 30, 2022

Consolidated Financial Statements
4. Goodwill and Intangibles - net, page 11

1.     You disclose in your November 3, 2022 press release furnished on Form 8-K that the 12% decline in revenue during the third quarter was attributable, in part, to two large hospital clients from one of your 2020 acquisitions completing integrations with larger health systems. We note on page F-21 of your December 31, 2021 Form 10-K that you recognized nearly $21 million in customer relationship intangibles in connection with your 2020 acquisitions and that these assets are amortized over a useful life of 3-12 years. Please tell us how you considered if the loss of these clients was an impairment indicator for your customer relationship intangibles as of September 30, 2022. Please refer to ASC 350-30-35-14 and 360-10-35-17 through 35-22.

Management's Discussion and Analysis

Comparison of the three and nine months ended September 30, 2022 and 2021, page 34

2.     Your discussion of changes in net revenue indicates that there was a decrease in revenue from three large accounts that were acquired in 2020 and are winding down.  Please revise your future filings to more clearly explain the expected future impact to your results from operations as a result of the loss of these customers. Refer to Item 303(c)(2) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology